SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of May, 2006
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.


CORPORACION DURANGO, S.A.B. DE C.V.
INDIVIDUAL BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND MARCH 31, 2007 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2007
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, Mar 31,     Mar 31,
                                                         2006        2007        2007

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$     34,613$     34,148       3,095
  Accounts receivable, net .........................      15,241       7,541         684
  Due from related parties .........................      48,888      45,447       4,119
  Other assets .....................................         544         539          49
  Inventories, net .................................           0           0           0
  Prepaid expenses .................................           0       1,269         115
            Total current assets ...................      99,286      88,944       8,062
LONG-TERM RELATED PARTIES ..........................   1,579,661           0           0
INVESTMENT IN SUBSIDIARIES .........................  11,739,018  11,936,816   1,081,998
OTHER ASSETS, net ..................................      44,112      32,980       2,989
            Total  assets ..........................$ 13,462,077$ 12,058,740   1,093,049

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     152,192     153,745      13,936
  Interest payable .................................         490           0           0
  Trade accounts payable ...........................       3,731         513          47
  Accrued liabilities ..............................     202,027     166,249      15,069
            Total  current liabilities .............     358,440     320,507      29,052
LONG-TERM DEBT .....................................   5,557,298   5,465,230     495,389
LONG-TERM RELATED PARTIES ..........................   2,699,607   1,425,785     129,239
            Total long term liabilities ............   8,256,905   6,891,015     624,627
            Total  liabilities .....................   8,615,345   7,211,522     653,679
STOCKHOLDERS' EQUITY:
            Total stockholders' equity .............   4,846,732   4,847,218     439,370
            Total liabilities and stockholders' equi$ 13,462,077$ 12,058,740   1,093,049

               Exchange rate: $ 11.0322

CORPORACION DURANGO, S.A.B. DE C.V.
INDIVIDUAL STATEMENT OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2007
(Stated in thousands of Pesos and Dollars)

                                                                                              *
                                                                  Full Year   Acum. Mar   Acum. Mar
                                                                     2006        2007      US$ 2007

OPERATING ACTIVITIES:
Net income (loss) ..............................................$    -73,026$    -39,740US    -3,602
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Loss (Gain) in subsidiaries .............................     116,354    -161,000     -14,594
       Deferred income taxes ...................................      19,808      14,110       1,279
       Other....................................................           0           0           0
       Total items which do not require cash....................     136,162    -146,890     -13,315
  Net resources generated from income ..........................      63,136    -186,630     -16,917
    Changes in operating assets and liabilities:
    Decrease (Increase) in current assets ......................        -544      -1,264        -115
    Decrease (increase) in account receivables, net ............      82,843      11,141       1,010
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................     -13,291     -39,486      -3,579
  Resources generated by operating activities ..................     132,144    -216,239     -19,601
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............   7,838,872     215,774      19,559
       Gain on shares acquisition ..............................       6,837           0           0
  Net resources generated from financing activities ............   7,845,709     215,774      19,559
INVESTMENT ACTIVITIES:
       Investment in subsidiaries ..............................  -8,239,021           0           0
       Increase in deferred assets .............................     -10,346           0           0
  Net resources applied to investing activities ................  -8,249,367           0           0
INCREASE IN CASH AND CASH EQUIVALENTS ..........................    -271,514        -465         -42
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     306,127      34,613       3,137
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$     34,613$     34,148US     3,095


* The exchange rate of 11.0322 was used for translation purposes.



CORPORACION DURANGO, S.A.B. DE C.V.
INDIVIDUAL STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2007


                                           Thousands of Pesos                 Thousands of Dollars
                                              1Q          1Q                      1Q          1Q
                                             2006        2007        Var         2006        2007        Var

Gain (Loss) in subsidiaries .............$  -152,898$    161,000     N/A         -13,466      14,594     N/A

Selling and Administrative expenses .....      1,391         473        -66%         123          43        -65%
     Operating income ...................   -154,289     160,527     N/A         -13,589      14,551     N/A
FINANCIAL EXPENSE:
Interest expense ........................    181,749     216,834         19%      16,012      19,655         23%
Interest income .........................   -198,863     -40,220        -80%     -17,519      -3,646        -79%
Exchange (gain) loss, net ...............        430     156,652      36331%          38      14,199      37266%
Gain on monetary position ...............     10,699     -69,497     N/A             943      -6,300     N/A
  Total financial expense ...............     -5,985     263,769     N/A            -526      23,908     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............     55,978      77,612         39%       4,932       7,035         43%
  Total other income (expense) ..........     55,978      77,612         39%       4,932       7,035         43%
  Income (loss) before income and asset t    -92,326     -25,630        -72%      -8,131      -2,322        -71%
Provision for deferred income taxes .....     23,179      14,110     N/A           2,042       1,279     N/A
Net income ..............................$  -115,505$    -39,740        -66%     -10,173      -3,601        -65%



             CORPORACION DURANGO, S.A.B. DE C.V.
      COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION



THE ENTITY:

CORPORACION DURANGO, S. A. B. DE C. V. ("CODUSA") AND
SUBSIDIARIES (COLLECTIVELY, THE "COMPANY") ARE PRIMARILY
ENGAGED IN THE MANUFACTURING AND SELLING OF PACKAGING
(CORRUGATED BOXES AND MULTI-WALL SACKS), PAPER
(CONTAINERBOARD, NEWSPRINT AND BOND) AND OTHER WOOD PRODUCTS
(PLYWOOD) IN MEXICO AND IN THE UNITED STATES OF AMERICA.

ON DECEMBER 8, 2006, THE BOARD OF DIRECTOR'S DECIDED TO MODIFY THE SOCIAL DENOMINATION OF COPORACION DURANGO, S. A. DE C. V. TO CORPORACION DURANGO, S. A. B. DE C. V.; ALSO, THEY MODIFIED ITS SOCIAL STATUTES TO REFLECT THE NEW INTEGRATION, ORGANIZATION AND OPERATION OF ITS SOCIAL ORGANS AND THE NEW RIGHTS OF THE MINORITY STOCKHOLDERS, IN ACCORDANCE TO MEXICAN LAW OF STOCK MARKET, PUBLISHED ON DECEMBER 30, 2005.



SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL POLICIES:

FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
FOLLOWED BY THE COMPANY IN THE PREPARATION OF THE
UNCONSOLIDATED FINANCIAL STATEMENTS.

1.1  BASIS OF PRESENTATION:
THE UNCONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH THE MEXICAN FINANCIAL REPORTING STANDARDS ("NIFS"), ISSUED BY THE MEXICAN BOARD FOR RESEARCH AND DEVELOPMENT OR FINANCIAL REPORTING STANDARDS ("CINIF").

1.2 BASIS FOR COMPARISSON EFFECTS IN THE FINANCIAL
STATEMENTS:
FOR COMPARATIVE PURPOSES UNCONSOLIDATED FINANCIAL STATEMENTS OF PRIOR YEARS HAVE ALSO BEEN RESTATED TO REFLECT IDENTICAL PURCHASING POWER, USING FACTORS DERIVED FROM CHANGES IN THE NATIONAL CONSUMER PRODUCTS INDEX ("NCPI") ISSUED BY BANCO DE MEXICO.

1.3 INVESTMENTS IN SUBSIDIARIES:
INVESTMENTS IN AFFILIATED AND ASSOCIATED COMPANIES STOCKS ARE VALUED BY THE PARTICIPATION METHOD. THE ACQUISITION COST OF THE STOCKS IS MODIFIED BY THE PROPORTIONAL PART OF THE CHANGES IN THE CAPITAL STOCK OF AFFILIATED AND ASSOCIATED COMPANIES AFTER THE ACQUISITION DATE. PARTICIPATION OF THE COMPANY IN THE AFFILIATED AND ASSOCIATED COMPANIES' INCOME IS PRESENTED SEPARATELY IN THE STATEMENTS OF OPERATIONS.

1.4 FINANCIAL INSTRUMENTS:
FINANCIAL INSTRUMENTS HELD FOR TRADING OR AVAILABLE FOR SALE ARE VALUED AT FAIR VALUE (WHICH IS SIMILAR TO MARKET VALUE) WITH GAINS OR LOSSES RECOGNIZED IN THE STATEMENT OF OPERATIONS. FAIR VALUE IS THE AMOUNT FOR WHICH A FINANCIAL ASSET CAN BE EXCHANGED OR A FINANCIAL LIABILITY CAN BE PAID IN AN ARM'S-LENGTH TRANSACTION BETWEEN INTERESTED AND WILLING PARTIES.

1.5 RIGHTS AND LIABILITIES VALUATION IN FOREIGN CURRENCY:
FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE APPLICABLE EXCHANGE RATE IN EFFECT AT THE TRANSACTION DATE. MONETARY ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY ARE TRANSLATED INTO MEXICAN PESOS AT THE APPLICABLE EXCHANGE RATE IN EFFECT AT THE BALANCE SHEET DATE. DIFFERENCES DUE TO EXCHANGE RATE FLUCTUATIONS FROM TRANSACTIONS AND PAYMENT DATES OR VALUATIONS AS OF THE MOST RECENT BALANCE SHEET DATE ARE RECOGNIZED IN INCOME. EXCHANGE RATE AS OF MARCH 31st, 2007 WAS $11.0322.



STOCK INVESTMENT:

THE INVESTMENT IN SUBSIDIARIES' STOCK IS PRESENTED VALUED
UNDER THE EQUITY METHOD, TO FULFILL THE LEGAL DISPOSITIONS
REQUIRING THE PRESENTATION OF "CODUSA'S' FINANCIAL
STATEMENTS AS A LEGAL ENTITY. MOST SIGNIFICANT SUBSIDIARIES
ARE AS FOLLOWS:

    GROUP (OR COMPANY)           OWNERSHIP PERCENTAGE	ACTIVITY

ADMINISTRACION CORPORATIVA DE          100%		ADMINISTRATIVE SERVICES
DURANGO, S.A. DE C.V.
DURANGO INTERNATIONAL, INC.            100%		MANUFACTURING OF PAPER FOR
							CORRUGATED BOXES AND
							CORRUGATED BOXES
EMPAQUES DE CARTON TITAN,              100%		MANUFACTURING OF CORRUGATED
S.A. DE C.V.                                           	BOXES	AND MULTI-WALL SACKS
GRUPO PIPSAMEX, S.A. DE C.V.           100%		MANUFACTURING OF NEWSPRINT
                                                       	AND BOND PAPER
PONDEROSA INDUSTRIAL DE MEXICO,        100%		MANUFACTURING OF PLYWOOD
S.A. DE C.V.
PORTEADORES DE DURANGO, S.A. DE        100%		HAULING FREIGHT
C.V.



STOCKHOLDERS EQUITY:

COMMON STOCK, LEGAL RESERVE, PREMIUM IN ISSUANCE OF SHARES
AND RETAINED EARNINGS REPRESENT THE VALUE OF THOSE ITEMS IN
TERMS OF PURCHASING POWER OF THE MEXICAN PESO AS OF THE
MOEST RECENT BALANCE SHEET DATE, AND ARE DETERMINED BY
APPLYING FACOTRS DERIVED FROM THE NCPI TO THE HISTORICAL
VALUES.
SHARES OF COMMON STOCK AT PAR VALUE, ARE COMPRISED AS
FOLLOWS:

                          AMOUNT           NUMBER OF SHARES
FIXED PORTION             982,074           65,419,089
VARIABLE PORTION          678,873           45,222,022
                         --------          -----------
                        1,660,947          110,641,111



INCOME TAX:
INCOME TAX IS RECORDED BY THE COMPREHENSIVE METHOD OF ASSETS
AND LIABILITIES, WHICH CONSISTS OF RECORDING DEFERRED TAX
FOR ALL TEMPORARY DIFFERENCES BETWEEN THE BOOK AND TAX
VALUES AF ASSETS AND LIABILITIES.



INTERNAL CONTROL:

THE COMPANY HAS STARTED IMPLEMENTATION OF THE SARBANES OXLEY
ACT WITH ADVISE FROM EXPERT ADVISORS.




SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  May 18, 2007			By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer